SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.: 3)*


Name of Issuer:                     Hawaiian Holdings Inc.

Title of Class of Securities:       Class A Common Stock

CUSIP Number:                       419879101

Date of Event Which Requires Filing of this Statement: December 31, 2003

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
         (X) Rule 13d-1(b) ( ) Rule 13d-1(c) ( ) Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page(s))

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                                       13G

CUSIP No.: 419879101


1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Vanguard Fiduciary Trust Company, in its capacity as trustee for Hawaiian Airlines, Inc. 401(k) Savings Plan; Hawaiian Airlines, Inc. 401(k) Plan for Pilots; and Hawaiian Airlines, Inc. 401(k) Plan for Flight Attendants. The I.R.S. Identification Number for Vanguard Fiduciary Trust Company is 23-2186884.

2. CHECK THE APPROPRIATE [LINE] IF A MEMBER OF A GROUP

         Not Applicable                   A.                      B.
                                                                     -

3. SEC USE ONLY



4. CITIZENSHIP OR PLACE OF ORGANIZATION

         Pennsylvania

(For questions 5-8, report the number of shares beneficially owned by each reporting person with:)

5. SOLE VOTING POWER

                           None

6. SHARED VOTING POWER

                           1,272,539 Shares

7. SOLE DISPOSITIVE POWER

                           None

8. SHARED DISPOSITIVE POWER

                            1,272,539 Shares

                                PAGE 2 OF 6 PAGES

                                       13G

CUSIP No.: 419879101


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           1,272,539 Shares

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                           Not applicable

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                           4.472%


12. TYPE OF REPORTING PERSON

                           BK


                                PAGE 3 OF 6 PAGES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------
                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  ------------

Item 1 (a) - Name of Issuer

                             Hawaiian Holdings Inc.

Item 1 (b) - Address of Issuer's Principal Executive Offices:

                          885 Third Avenue, 34th Floor
                           New York, NY  10022

Item 2 (a) - Name of Person Filing:

               Vanguard Fiduciary Trust Company, in its capacity as trustee for Hawaiian Airlines, Inc. 401(k) Savings Plan; Hawaiian Airlines, Inc. 401(k) Plan for Pilots; and Hawaiian Airlines, Inc. 401(k) Plan for Flight Attendants.

Item 2 (b) - Address of Principal Business Office or, if none, residence

                            500 Admiral Nelson Blvd.
                           Malvern, PA  19355

Item 2 (c) - Citizenship

                           Pennsylvania

Item 2 (d) - Title of Class of Securities

                           Class A Common Stock

Item 2 (e) - CUSIP Number

                           419879101


                                PAGE 4 OF 6 PAGES

Item 3 - Type of Filing:

     If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: (a) ( ) Broker or dealer registered under section 15 of the Act. (b) (X)Bank as defined in Section 3(a)(6) of the Act.

     (c) ( ) Insurance company as defined in section 3(a)(19) of the Act. (d) ( ) Investment company registered under section 8 of the Investment
          Company Act of 1940.
     (e) ( ) An investment adviser in accordance withss.240.13d-1(b)(1)(ii)(E);
     (f) ( ) An employee benefit plan or endowment fund in accordance withss.240.13d-1(b)(1)(ii)(F);
     (g) ( ) A parent holding company or control person in accordance withss.240.13d-1(b)(1)(ii)(G);
     (h) ( ) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
     (i) ( ) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
     (j)  ( ) Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4 - Ownership:

         (a) Amount Beneficially Owned:

                  1,272,539 Shares

         (b) Percent of Class:

                  4.472%

         (c) Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote: None

          (ii) shared power to vote or to direct the vote: 1,272,539 Shares*

          (iii) sole power to dispose or to direct the disposition of: None

          (iv) shared power to dispose or to direct the disposition of:
               1,272,539 Shares**

* Vanguard Fiduciary Trust Company is the trustee for Hawaiian Airlines, Inc. 401(k) Savings Plan; Hawaiian Airlines, Inc. 401(k) Plan for Pilots; and Hawaiian Airlines, Inc. 401(k) Plan for Flight Attendants, which are subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Shares of the issuer's Class A Common Stock are held in trust for the benefit of employees in the plans. As of December 31, 2003, the trustee held 1,272,539 shares of the issuer's Class A Common Stock on behalf of the plans, all of which had been allocated to plan participants. The plan trustee votes shares allocated to participant accounts as directed by participants subject to Section 404 of ERISA.

** Shares of Class A Common Stock are held in the issuer's employee benefit plans in various accounts and have been allocated by the source of contribution (employer, the predecessor to the employer or the employee). Shares of Class A Common Stock held by the trustee on behalf of the plans may be disposed of by the plans or the trustee only in accordance with the terms of the plans.

Item 5.  Ownership of Five Percent or Less of a Class.

     The reporting person has ceased to be the beneficial owner of more than five percent of the class of securities (X).

                                PAGE 5 OF 6 PAGES


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     All of the securities are beneficially held by Vanguard Fiduciary Trust Company in its fiduciary capacity, as trustee for Hawaiian Airlines, Inc. 401(k) Savings Plan; Hawaiian Airlines, Inc. 401(k) Plan for Pilots; and Hawaiian Airlines, Inc. 401(k) Plan for Flight Attendants. As a result, participants in the plans are entitled to receive dividends or proceeds from the sale of shares reported in this Schedule 13G in accordance with the terms of the plans.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                           Not Applicable

Item 8.  Identification and Classification of Members of the Group.

                           Not Applicable

Item 9.  Notice of Dissolution of Group.

                           Not Applicable

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     Vanguard Fiduciary Trust Company disclaims beneficial ownership of all shares held in trust by the trustee that have been allocated to the individual accounts of participants in the plans for which directions have been received, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  DATE:      FEBRUARY 12, 2004


                                       VANGUARD FIDUCIARY TRUST COMPANY, TRUSTEE



                                    BY:_________________________________________
                                  NAME:      MATTHEW KOGAN
                                 TITLE:      ASSISTANT SECRETARY



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